August 4, 2015

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3651

Re:	Urban Outfitters, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended January 31, 2015

Filed April 1, 2015

File No. 000-22754

Dear Mr. Reynolds:

This letter responds to the comment that the Staff of the United States Securities and Exchange Commission (the “Commission”) made in its letter to the Company dated July 23, 2015 with respect to the Staff’s review of the Company’s Form 10-K referenced above. For your convenience, we have repeated below in bold type the specific comment that the Commission made and have set forth the response of the Company immediately below the comment.

Signatures

1.	Please revise your signature page in future filings to include the signature of your principal accounting officer or controller or identify the persons who sign in those capacities.

Response:

Since assuming the role of Chief Financial Officer of the Company, I have served as both the principal financial officer and principal accounting officer of the Company and have signed the Form 10-K in those capacities. In future filings, the Company will revise the signature page to identify the capacity of each person signing, including our principal accounting officer or controller.

The Company acknowledges the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s response to your comments, please contact me at (215) 454-7166 or Walter J. Mostek, Jr. at (215) 988-3330.

Very truly yours,

/s/ Francis J. Conforti
Francis J. Conforti
Chief Financial Officer